

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 8, 2009

Via U.S. mail and facsimile

Mr. Yanbin Wang
Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road
Nangang District, Harbin, PRC 150001

> **Re:** **Rodobo International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 12, 2008**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 22, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 16, 2008**
> **File No. 0-50340**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

1.   We note your disclosure concerning the amendment to the company's Articles of Incorporation increasing the authorized capital from 16,604,278 shares (consisting of 1,604,278 shares of common stock and 15,000,000 shares of preferred stock) to 230,000,000 shares (consisting of 200,000,000 shares of common stock and 30,000,000 shares of preferred stock). We also note your statement about the conversion of convertible notes into 458,490 shares of common stock, and the need to increase the amount of authorized common stock in order to effectuate this conversion. Please disclose whether you have any other current plans, understandings or agreements to use any of the other additional authorized shares. We may have additional comments after reviewing your response.

2.   We note that in your Form 8-K filed on November 13, 2008, you stated that you had effectuated a reverse stock split of common stock at a ratio of 1 for 37.4 on November 12, 2008. Please add disclosure to your Information Statement on Schedule 14C explaining this reverse stock split and the effects of this reverse stock split, including information about any connection between this reverse stock split and the anticipated increase in the number of authorized shares.

Purposes and Effect of the Change, page 2

3.   Revise the disclosure in this section to clarify when and to whom the convertible notes were initially issued.

4.   Describe the principal terms of the notes.

5.   Explain why you indicate that the notes "will be converted" if the merger transaction has already occurred. Disclose whether there were any limitations under Nevada law or otherwise on your ability to complete the merger as a result of the failure to have a sufficient number of authorized shares prior to closing. Explain the anticipated timing for the conversion of the notes.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 22

6.   It is unclear why you indicate that "As of December *2006*, the Company carried out an evaluation … [emphasis added]." Please advise or revise.

7.   You disclose that your CEO and CFO concluded that your disclosure controls and procedures were not effective as of December 31, 2007 because of material weaknesses in internal control over financial reporting. You also state that "The Company's management has identified the steps necessary to address the material weaknesses existing *as of 2006* described above …" [emphasis added], and you state that "The Company *will begin to execute* the remediation plans identified above *in the first fiscal quarter of 2006* and *will attempt to be compliant* with Section 404 *by July 2007*" [emphasis added]. This disclosure was stale at the time you filed the Form 10-KSB on April 22, 2008. Provide an updated discussion as to which remedial actions had been completed as of December 31, 2007 and which, if any, remained to be completed as of that date, including a timeline for completion of any uncompleted actions. Also add disclosure about the cost of the remedial actions.

8.   Rather than indicating that there was no change "other than the remediation measures which are described above," state explicitly whether such measures "materially affected …" your internal controls. If so, explain clearly how the measures materially affected your internal controls.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4 – Control and Procedures, page 3

9.   You disclose that your CEO and CFO have determined that your disclosure controls and procedures are effective. Please clarify that this determination was made as of March 31, 2008 (the end of the fiscal quarter). Please explain the changes made between December 31, 2007 and March 31, 2008 that enabled your CEO and CFO to make a positive determination as to the effectiveness of disclosure controls and procedures as of March 31, 2008, in view of (a) your previous disclosure in your Form 10-KSB filed April 22, 2008 to the effect that your disclosure controls and procedures were determined *not* to be effective as of December 31, 2007 due to material weaknesses in internal control over financial reporting, and (b) your statement that "During the fiscal quarter ended March 31, 2008, there have been no changes in the Company's internal control over financial reporting, identified in connection with our evaluation thereof, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish

Mr. Yanbin Wang
Rodobo International, Inc.
January 8, 2009
Page 4

a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
     N. Gholson
     David Lubin, Esq – via facsimile (516) 887-8250